Exhibit 1

GVT Participações S.A.

Consolidated financial statements

December 31, 2014

GVT Participações S.A.

Consolidated  financial statements

December 31, 2014 and 2013

KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel Fax Internet	55 (41) 3544-4747 55 (41) 3544-47 50 www.kpmg.com.br

Independent auditors’ report on the financial statements

To the Board of Directors and Shareholders of

GVT Participações S.A.

Curitiba-PR

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of GVT Participações S.A. (“Company”) and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board — IASB and the accounting practices adopted in Brazil (BR GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of GVT Participações S.A. (“Company”) and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board — IASB and the accounting practices adopted in Brazil (BR GAAP).

Curitiba, February 25, 2015

KPMG Auditores Independentes
CRC SP-014428/O-6 F-PR

/s/ João Alberto Dias Panceri

João Alberto Dias Panceri
Accountant CRC PR-048555/O-2

GVT Participações S.A.

Consolidated statements of financial position at December 31, 2014 and 2013

(In thousands of reais, unless otherwise indicated)

	Note	2014	2013

Assets
Cash and cash equivalents	6	578,485	496,676
Trade accounts receivable	7	1,342,687	1,127,245
Recoverable taxes	8	164,238	203,938
Prepaid expenses		26,824	12,673
Other accounts receivable	9	23,277	55,734
Current assets		2,135,511	1,896,266
Deferred income tax and social contribution taxes	8	—	93,359
Recoverable taxes	8	85,377	117,567
Other accounts receivable	9	529,970	241,028
Property, plant and equipment	11	8,366,075	7,345,098
Intangible assets	12	5,251,404	5,257,915
Non-current assets		14,232,826	13,054,967
		16,368,336	14,951,233

Liabilities
Suppliers		1,140,303	997,694
Loans and financing	13	1,333,295	151,142
Provision for contingencies	16	15,761	12,043
Deferred value-added tax (“ICMS”)	17	530	0
Dividends payable	21	145,585	74,402
Other accounts payable	19	19,530	12,970
Interconnection payable (“DETRAF”)		38,963	52,089
Income tax and social contribution payable		321	677
Social and tax liabilities	20	515,262	416,226
Current liabilities		3,209,550	1,717,243
Loans and financing	13	3,527,412	4,350,968
Provision for contingencies	16	66,114	48,854
Deferred value-added tax (“ICMS”)	17	697	4,633
Deferred income tax and social contribution	8	214,968	22,838
Provision for dismantling of fixed assets	18	64,746	47,018
Other accounts payable	19	24,323	47,053
Interconnection payable (“DETRAF”)		67,742	66,622
Non-current liabilities		3,966,000	4,587,986
Capital	21	7,671,726	7,671,726
Capital reserve	21	65,717	44,722
Equity evaluation adjustments	25	518	17,452
Profit reserves	21	1,454,825	912,104
Equity		9,192,786	8,646,004
		16,368,336	14,951,233

See the accompanying notes to the financial statements.

GVT Participações S.A.

Consolidated statements of income

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise indicated)

	Note	2014	2013

Net revenues	22	5,484,743	4,861,473
Cost of services rendered	23	(2,542,399)	(2,220,166)
Gross income		2,942,344	2,641,307
Operating income (expenses)		(1,817,990)	(1,496,512)
Selling expenses	23	(1,108,367)	(932,001)
Administrative and general expenses	23	(615,770)	(532,581)
Provision for employees profit sharing		(71,252)	(36,710)
Other operating (expenses) income, net	23	(22,601)	4,780
Income before net financial expenses, equity in income of subsidiaries and taxes		1,124,354	1,144,795
Financial income	24	83,643	69,601
Financial expenses	24	(268,334)	(204,837)
Exchange variation losses	24	(5,692)	(540,314)
Net financial expenses		(190,383)	(675,550)
Income before income tax and social contribution		933,971	469,245
Current income tax and social contribution	14	(17,107)	(177,844)
Deferred income tax and social contribution	14	(285,487)	44,806
Net income for the year		631,377	336,207

See the accompanying notes to the financial statements.

GVT Participações S.A.

Consolidated statements of comprehensive income

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise indicated)

	Note	2014	2013

Net income for the year		631,377	336,207
Other comprehensive income
Hedge accounting — financial instruments	21	518	17,452
Total other comprehensive income		518	17,452
Total comprehensive income		631,895	353,659

See the accompanying notes to the financial statements.

GVT Participações S.A.

Consolidated statements of changes in equity

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise indicated)

			Capital reserve		Profit reserve			Equity evaluation adjustment
	Notes	Capital	Stock option plan	Tax incentive grant	Legal reserve	Investment reserve	Profit reserves	Portion related to variations in the fair value of cash flow hedges	Retained earnings	Total

Balances at January 1, 2013		7,671,726	5,386	12,011	—	63,009	609,074	7	—	8,361,213
Portion related to changes in fair value of cash flow hedges	21	—	—	—	—	—	—	17,445	—	17,445
Stock option plan — Vivendi	26	—	5,541	—	—	—	—	—	—	5,541
Net income for the year	21	—	—	—	—	—	—	—	336,207	336,207
Allocations:
Legal reserve	21		—	—	16,810	—	—	—	(16,810)	—
Government grants	21	—	—	21,784	—	—	—	—	(21,784)	—
Minimum mandatory dividends	21	—	—	—	—	—	—		(74,402)	(74,402)
Retained earnings	21	—	—	—	—	—	223,211	—	(223,211)	—
Profit retention for future investments	21	—	—	—	—	609,074	(609,074)	_	—	—
Balances at December 31, 2013		7,671,726	10,927	33,795	16,810	672,083	223,211	17,452	—	8,646,004
Portion related to changes in fair value of cash flow hedges	21	—	—	—	—	—	—	(16,934)	—	(16,934)
Stock option plan — Vivendi	26	—	3,522	—	—	—	—	—	—	3,522
Reversal of minimum mandatory dividends	21	—	—	—	—	74,402	—	—	—	74,402
Net income for the year	21	—	—	—	—	—	—	—	631,377	631,377
Allocations:
Legal reserve	21	—	—	—	31,569	—	—	—	(31,569)	—
Government grants	21	—	—	17,473	—	—	—	—	(17,473)	—
Minimum mandatory dividends	21	—	—	—	—	—	—	—	(145,585)	(145,585)
Retained earnings	21	—	—	—	—	—	436,750	—	(436,750)
Profit retention for future investments	21	—	—	—	—	223,211	(223,211)	—	—	—
Balances at December 31, 2014		7,671,726	14,449	51,268	48,379	969,696	436,750	518	—	9,192,786

See the accompanying notes to the financial statements.

GVT Participações S.A.

Consolidated statements of cash flows — indirect method

Years ended December 31, 2014 and 2013

(In thousands of reais, unless otherwise indicated)

	2014	2013

Net income for the year	631,377	336,207
Adjustments due to:
Depreciation and amortization	1,015,646	858,365
Average interest rate	110,978	138,945
Unrealized foreign exchange variations for loans and financing	4,824	540,926
Provision for income tax and social contribution	(356)	(23,317)
Deferred income tax and social contribution	285,487	(44,806)
ICMS provision	15,797	10,658
Stock option plan — Vivendi	3,522	5,541
Provision for contingencies	92,149	56,361
Allowance for doubtful accounts	5,923	132,175
Adjustment to present value	(4,970)	4,872
Dismantling cost	5,961	(7,326)
Income from the sale of property, plant and equipment	25,857	841
Changes in assets and liabilities
Increase in accounts receivable — clients	(221,365)	(291,837)
Decrease (increase) in recoverable taxes - current and non-current	71,890	(3,867)
Increase in prepaid expenses — current and non-current	(14,151)	(7,010)
(Increase) decrease in other credits - current and non-current	(256,479)	125
Increase in suppliers	10,878	105,629
Increase (decrease) in social security and tax obligations	86,909	(200,376)
Income tax and social contribution paid in the period	12,126	215,066
Decrease in interconnection payable (“DETRAF”) - current and non-current	(12,006)	(139,537)
Decrease in deferred value-added tax (“ICMS”) - current and non-current	(14,233)	(75,743)
Decrease in provision for contingencies - current and non-current	(71,171)	(35,750)
(Decrease) increase in other accounts payable - current and non-current	(23,539)	1,180
Interest received	53,249	44,372
Net cash from operating activities	1,814,303	1,621,694
Cash flow from investment activities
Acquisitions of property, plant and equipment and intangible assets (a)	(1,936,637)	(2,156,729)
Sale of property, plant and equipment	1,363	1,786
Net cash used in investment activities	(1,935,274)	(2,154,943)
Cash flow from financing activities
Interest paid on loans and financing	(153,943)	(137,417)
Loans and financing obtained from third parties and related parties	503,902	746,342
Payment of loans and financing	(147,179)	(81,727)
Net cash from financing activities	202,780	527,198
Increase (decrease) in cash and cash equivalents	81,809	(6,051)
Statement of variations in cash and cash equivalents
Opening balance of cash and cash equivalents	496,676	502,727
Closing balance in cash and cash equivalents	578,485	496,676
	81,809	(6,051)

(a) Breakdown of payments for acquisitions of property, plant and equipment and intangible assets:
(+) Total acquisitions of property, plant and equipment and intangible assets:	2,049,967	2,227,824
(-) Property, plant and equipment and intangible assets outstanding payment at year end:	(101,563)	(78,421)
(-) Additions related to the dismantling cost provision:	(11,767)	7,326
	1,936,637	2,156,729

See the accompanying notes to the financial statements.

GVT Participações S.A.

Consolidated  financial statements

Notes to the financial statements

(In thousands of reais)

1                 Operations

GVT Participações S.A. (the “Company” or “GVT Participações”) is engaged in the holding of interests in other companies, both domestic and foreign, as partner, shareholder or quotaholder. The Company was established on July 23, 2008.

On October 19, 2009, the Company started to be part of the Vivendi group when its total quotas were granted to Société d’Investissement et de Gestion S.A.S 108 (“SIG 108”), a French company that is a wholly-owned subsidiary of Vivendi S.A. (“Vivendi”), under the name of VCB Participações Ltda. (“VCB”). On November 9, 2013, VCB Participações Ltda — (“VCB”), changed its corporate structure and its name to GVT Participações S.A.

The Company’s subsidiary  Global Village Telecom S.A. (“GVT S.A.”) is engaged in exploring telecommunication services, transmission of voice and information, media and related or supplementary activities. Founded on September 30, 1999, GVT S.A. obtained from the National Telecommunications Agency, ANATEL, the right to explore fixed switched telephone service in Region II of the General Concession Plan.  It also obtained from ANATEL the license to operate local and long-distance services throughout Brazil. In November 2006, GVT S.A. received license supplementation of fixed switched telephone service (STFC) for all regions of Brazil (as it was authorized to only some regions).  As a result, it now possesses the STFC license for the entire national territory.  GVT S.A. also has licenses to provide multimedia communication services (SCM) and pay-TV services (Conditional Access Services) for all of Brazil.

Group reorganization

On October 20, 2009, VCB became the parent company of VTB Participações S.A. (“VTB”). VTB, established on September 2, 2009, which was also engaged in ownership interest in other national or foreign companies, as partner, shareholder or quotaholder.

On November 12, 2009, the capital of VCB was increased by 230,715,000 common shares that were fully subscribed and paid-in by Vivendi. On that date, Vivendi obtained control over VTB.

On April 28, 2010, Vivendi promoted a new capital increase in VTB, with the issuance of another 782,300,000 common shares of GVT. VTB played an important role in the process of Vivendi acquiring control over GVT Holding S.A. (“GVT”), as it was the company assigned to conduct the public acquisition offer (“OPA”) of GVT’s shares.

On December 21, 2011, all GVT shares held by Vivendi, amounting to R$6,658,710 (represented by 6,658,710,903 subscribed and paid-in shares), were transferred to VTB, whose capital increased by the same amount. As a result, GVT became a wholly-owned subsidiary of VTB.

On December 22, 2011, the shareholders of GVT Participações promoted the 4th amendment to the Bylaws, increasing the Company’s capital by 7,671,725,903 quotas with par value of R$1.00 each, which were fully paid-in by Vivendi through contribution of the VTB shares it held (7,671,725,903 shares).  VCB, which held 100 VTB quotas until then, became its parent company and Vivendi became the holder of 99.99% of interest in VCB.

On December 28, 2011, the shareholders of  VCB promoted the 5th amendment to the Bylaws, according to which all quotas belonging to Vivendi (7,671,725,903 quotas) were granted to SIG 108, in exchange for new shares of the last company. On that date, SIG 108 became parent company of GVT Participações, with 99.99% of interest.

Corporate changes which occurred in the fourth quarter of 2011 are included in GVT group’s reorganization, maintaining untouched indirect control over Vivendi, and their purpose is to (i) integrate its companies’ activities, (ii) rationalize resources and combined expenses, and (iii) form a more efficient corporate structure.

On August 15, 2013, following the Company’s request, ANATEL (National Telecommunications Agency) gave its consent to the corporate structure simplification of the Company and its subsidiaries. This reorganization occurred on September 3, 2013, contemplating the following procedures: (1) transformation of GVT Ltda. corporate type into privately-held corporation; (2) merger by GVT (Holding) of subsidiary VTB; and (3) merger by GVT S.A. of parent company GVT (Holding). As a result, the GVT S.A. is now directly controlled by GVT Participações S.A.

GVT Sales Status

On September 18, 2014, the Purchase and Sale Agreement and Other Covenants was signed between Telefonica Brazil SA (“Telefônica”), as purchaser, and Vivendi and its subsidiaries, as sellers, through which all of the Company’s shares would be acquired by Telefônica. The operation described in the contract has not yet been implemented, since it is subject to certain conditions precedent, among them the attainment of applicable corporate and regulatory authorizations, including the authorization of the Administrative Council for Economic Defense - CADE and the National Telecommunications Agency - ANATEL. Therefore, there was no change in the control of GVT.

On December 22, 2014, the Board of Directors of Anatel granted approval for Telefonica Brazil SA to acquire full control of  GVT S.A. CADE,  has not yet formalized its final assessment in relation to the transaction Group entities

2                 Group entities

The financial statements include the financial statements of GVT Participações and its direct and indirect subsidiaries, as listed below:

	Country		2014	2013

Global Village Telecom S.A.	Brazil	Direct	100%	100%
POP Internet Ltda.	Brazil	Indirect	100%	100%
Innoweb Ltda.	Brazil	Indirect	100%	100%

3                 Basis of preparation

a.              Statement of compliance

These financial statements include:

•                  The financial statements prepared according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil — comprised by IFRS standards as published in Portuguese language by the Accounting  Pronouncements Committee (CPC), endorsed the Brazilian Exchange Commission (CVM) and Federal Accounting Council (CFC) and certain other requirements from the Brazilian Corporation Law.

To enable better and consistent presentation, certain reclassifications were made in the comparative Financial statements, which impacted mainly, the Deferred income tax and social contribution taxes and the Intangible assets accounts presented in the non-current assets group of the Statement of financial position as at December 31, 2013.

The issue of these financial statements was authorized by the Board of Directors on February 25, 2015.

b.              Basis of measurement

Financial statements have been prepared based on historical cost, except for the financial instruments measured at fair value through income.

c.               Functional and presentation currency

Financial statements are being presented in Brazilian Reais, which is the functional currency of the Company. All financial information is presented in reais and has been rounded to the nearest value, except otherwise indicated.

d.              Use of judgments and estimates

The preparation of financial statements according to IFRS and CPC standards require Management to make judgments, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets, liabilities, income and expenses. The actual results could differ from these estimates.

Estimates and assumptions are reviewed in a continuous manner. Reviews in relation to accounting estimates are recognized in the period in which the estimates are reviewed and in any future periods affected.

Information about critical judgment referring to the accounting policies adopted which impact the amounts recognized in the financial statements are included in the following notes:

•                  Allowance for doubtful accounts (Note 7 - Trade accounts receivable)

•                  Provision for contingencies (Note 16 - Provision for contingencies)

•                  Provision for property, plant and equipment dismantling costs (note 18-Provision for property, plant and equipment dismantling  costs)

•                  Financial instruments (Note 25 - Financial instruments)

•                  Share-based payment (Note 26 — Share based payment)

Information on uncertainties as to assumptions and estimates that pose a high risk of resulting in a material adjustment within the next financial year are included in the following notes:

•                  Deferred taxes (Note 8 - Recoverable and deferred taxes)

•                  Property, plant and equipment useful life (note 11- Property, plant and equipment)

•                  Provision for contingencies (Note 16 - Provision for contingencies)

•                  Property, plant and equipment dismantling costs (note 18 - Provision for property, plant and equipment dismantling costs)

•                  Financial instruments (Note 25- Financial instruments)

•                  Share-based payment (Note 26 — Share based payment)

4                 Significant accounting policies

The accounting policies described in detail below have been consistently applied to all the periods presented in these financial statements. The accounting policies have been consistently applied in all the companies and are consistent with those used in the previous year.

a.              Basis of consolidation

Consolidation

In the Company’s financial statements, all direct and indirect subsidiaries are fully consolidated.

Description of the main consolidation procedures:

(a)         Elimination of intercompany asset and liability account balances;

(b)         Elimination of investment in the capital, reserves and retained earnings (losses) of subsidiaries; and

(c)          Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions.

Equity method

b.              Foreign currency

Foreign currency transactions

Transactions in foreign currency, that is, those not undertaken in the functional currency, are translated at the exchange rate on the dates of each transaction. Monetary liabilities denominated in foreign currency were translated into functional currency at the foreign exchange rate prevailing at the balance sheet date.

The gains and losses from the fluctuations in the exchange rates on monetary assets and liabilities are recognized in the statement of income. Non-monetary assets and liabilities acquired or contracted in foreign currency are translated based on the exchange rates on the dates of the transactions or on the dates of valuation at fair value when applicable.

Transactions abroad

Assets and liabilities of foreign transactions are translated into Brazilian reais (presentation currency) at the exchange rate prevailing on balance sheet date. Income and expenses from foreign transactions, except for operations in hyperinflation economies, are converted into Brazilian Real at average exchange rates calculated on transaction dates.

c.               Financial instruments

c.1          Non-derivative financial assets

GVT Participações initially recognizes the loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are initially recognized on the date of the negotiation under which the Company becomes a party to the contractual provisions of the instrument. GVT Participações derecognizes a financial asset when the contractual rights to the cash flow of the asset expire, or when the GVT Participações transfers the rights to the reception of contractual cash flows over a financial asset in a transaction in which essentially all the risks and benefits of ownership of the financial asset are transferred. Any interest that is created or retained by GVT Participações is recognized as a separate asset or liability. Financial assets and liabilities are offset and the net amount reported in the balance sheet only when GVT Participações has a legally enforceable right to set off and there is intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments, but not quoted on any active market. Such assets are initially recognized at fair value plus any transaction costs directly assignable. After the initial recognition, the loans and receivables are stated at amortized cost using the effective interest method, less any loss from reduction to the recoverable value.

Accounts receivable are originally recognized at fair value.

Cash and cash equivalent include the balances for cash and financial investments with great liquidity and original maturity dates of three months or less as from the contractual date.

c.2          Non-derivative financial liabilities

Non-derivative financial liabilities are comprised of loans, used credit facilities, suppliers and other accounts payable. These financial liabilities are initially recognized at fair value plus any attributable transaction costs. After the initial recognition, these financial liabilities are stated at amortized cost using the effective interest rate method.

c.3          Derivatives - cash flow hedge

The Company maintains derivative financial instruments to hedge its exposures to foreign currency variation risks for highly probable future purchases of property, plant and equipment (“items to be hedged”).

Derivatives are initially recognized at fair value; any attributable transaction costs are recognized in profit or loss when incurred. After the initial recognition, derivatives are measured at fair value and changes in the fair value are usually recorded in the income (loss).

When a derivative is designated as a hedge instrument to hedge cash flow variability, the effective portion of variation in the derivative’s fair value is recognized in other comprehensive income and disclosed in “equity evaluation adjustments” caption in equity. Any non-effective portion of the variations in the fair value of the derivative is recognized immediately in net income.

Accumulated value held under valuation adjustments to equity is reclassified to income for the same period in which hedged item affects income.

If the hedge instrument no longer satisfies the hedge accounting criteria, expires or is sold, wound up, exercised or has its designation revoked, then the hedge accounting is discontinued prospectively. If there are no more expectations regarding the occurrence of the planned transaction, then the balance in other comprehensive income is reclassified to income (loss).

d.              Property, plant and equipment

Recognition and measurement

Property, plant and equipment items are measured at historical acquisition or construction cost, which includes acquisition cost, cost directly incurred to put the asset in operation, and estimated operation site dismantling and rehabilitation costs, less accumulated depreciation and accumulated impairment losses.

The cost includes expenditures that are directly attributable to the acquisition of assets. The cost of assets built by the Company includes materials and direct labor, as well as any other costs attributable to bringing the assets to the location and condition required for them to operate in the manner intended by management, costs for dismantling and restoration of the site where they are located, and borrowing costs on qualifiable assets for which their start capitalization date is January 1, 2009 or later.

Subsequent costs

The replacement cost of a component of a fixed asset item is recognized at the book value of the item if it is probable that the economic benefits incorporated to the component will flow to the GVT Participações S.A. and if the cost can be reliably measured. The book value of the component that has been replaced by another is written off. The daily maintenance costs of fixed assets are recognized to profit or loss as incurred.

Depreciation

Depreciation is calculated on the depreciable values, which is the cost of an asset, or other amount that substitutes cost, less residual values.

Depreciation is recognized to profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment, since this method best reflects the standard of usage of the future economic benefits incorporated to the asset. Leased assets are depreciated over the shorter of the lease term or the estimated useful life of the asset, unless it is reasonably certain that the ownership will be obtained at the end of the lease term by the Group.

The depreciation methods, useful lives and residual values are reviewed at each reporting date and any adjustments are recognized as changes in accounting estimates

e.               Intangible assets

Goodwill

Goodwill arising from the acquisition of subsidiaries is included in intangible assets in the balance.

Other intangible assets

Other intangible assets acquired by the Company with finite useful lives are carried at cost, less accumulated amortization and accumulated impairment losses.

Subsequent expenses

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally-generated goodwill and trademarks, are recognized in profit or loss as incurred.

Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets, except goodwill, from the date they are available for use, since this is the method that best reflects the consumption pattern of the future economic benefits embodied in the asset. These useful lives have not been changed and are described in note 13.

The amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

f.                Leased assets

Financial leases

Leases in terms of which the GVT Participações assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. After initial recognition, the asset is depreciated for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under financial leasing are apportioned between financial expenses and reduction of the outstanding liability. Financial expenses are allocated in each period over the lease period in order to produce a continuous and periodic compounding interest rate over the remaining liability balance. Contingent lease payments are recorded by reviewing minimum lease payments over the remaining lease period upon confirmation of the lease adjustment.

Operational lease

The costs for operating leasing are charged to income on the straight-line basis over the lease period.

g.              Impairment

Financial assets (including receivables)

A financial asset not measured at fair value through profit or loss is assessed at each reporting date for objective evidence of impairment loss. An asset is impaired when there is objective evidence that a loss event has occurred after the initial recognition of the asset, and that such loss event had a negative effect on the projected future cash flows of that asset that can be reliably estimated.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of the amount due to the Group on terms that the Group would not consider otherwise, indication that the debtor or issuer will file for bankruptcy, or disappearance of an active market for a security. In addition, for an equity instrument, a significant or prolonged decrease in the fair value of the asset, below its cost, is objective evidence of impairment.

For its receivables, the Group considers as evidence of impairment both individually and on an aggregate basis. All significant receivables are assessed for impairment. All the receivables are material on an individual basis, identified as non-impaired on an individual basis are collectively assessed for any impairment loss not yet identified. Receivables that are not individually significant are assessed on an aggregate basis in relation to impairment by grouping the notes with similar risk characteristics.

When assessing impairment on an aggregate basis the Group makes use of historical trends of probability of default, the recovery term and the amounts of losses incurred, adjusted to reflect the management’s judgment in relation to the assumptions, if the current economic and credit conditions are such that the actual losses will probably be higher or lower than those suggested by historical trends.

Non-financial assets

The carrying amounts of non-financial assets of GVT Participações, except for deferred income tax and social contribution, are reviewed at each reporting date for indication of impairment. If such indication exists, the asset’s recoverable amount is determined. For goodwill and intangible assets with an undefined useful life or intangible assets under development that are not yet available for use, the recoverable value is estimated on an annual basis.

The recoverable value of an asset or cash-generating unit is the greater of its value in use and its fair value less selling expenses. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market conditions as to the recoverability period of capital and the risks specific to the asset.

h.              Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in profit or loss for the periods in which the services are rendered by the employees.

Short-term benefits for employees

Obligations for short-term employee benefits are measured on a non-discounted basis and incurred as expenses as the related service is rendered. The liability is recognized at the amount expected to be paid under the cash bonus plans or short-term profit sharing if the Company has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

Share-based payment transactions

The fair value of share-based payment awards is recognized at the grant date, as personnel expenses, with a corresponding increase in equity, over the period when employees become unconditionally entitled to the benefits. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and non-market vesting conditions are expected to be met, so that the amount ultimately recognized as an expense is based on the actual number of awards meeting these conditions at vesting date. For share-based payment awards with a non-market vesting condition, the fair value at grant date is measured to reflect such conditions and there is no change for differences between expected and actual benefits.

i.                 Provisions

A provision is set up when GVT Participações has a legal or constructive obligation as a result of a past event, which can be reliably estimated, and it more than likely that an outflow of funds will be required to settle the obligation. Provisions are calculated by discounting the expected future cash flows at a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability.

j.                 Net operating income

Telecommunication and communication services (pay-TV)

Income is recognized when services are provided. Services provided and not billed up to month end are estimated and recorded in accordance with the accrual basis.

Income from Vono prepaid sales, and GVT IP telephone services (VOIP) are recorded as advances and recognized when services are rendered.

Income is not recognized if there is significant uncertainty in their realization.

k.              Income tax and social contribution

The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution, limited to 30% of the taxable income. The income tax and social contribution expenses comprise current and deferred taxes on income.

Current taxes are the taxes payable or receivable on the taxable income or loss for the year, at tax rates enacted or substantively enacted on the reporting date, and any adjustments to taxes payable in relation to prior years.

The Company enjoys income tax reduction incentives on net sales of services provided in Northeast units, specifically Bahia and Pernambuco states. These incentives are calculated based on income from services rendered, according to projects submitted to, approved and recorded by SUDENE - Northeast Development Authority. It is recorded in accounting books as described in item l. below.

Deferred taxes are recognized in relation to the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the related amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not business combination, and not affecting the accounts nor taxable profit or loss, and differences related to investments in subsidiaries and subsidiary entities when likely not to be reversed within a foreseeable future. Deferred taxes are measured at tax rates expected to be applied to temporary differences when they are reversed, based on laws enacted or substantively enacted up to the reporting date of the financial statements.

Deferred tax assets and liabilities are offset when there is a legal enforceable right to set off current tax assets and liabilities, and the latter relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred income tax and social contribution asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred income tax and social contribution tax assets are reviewed at each reporting date and reduced when their realization is no longer probable.

l.                 Governmental subsidy

Governmental subsidies are recognized in income when there is a reasonable assurance that grant will be received and that conditions established to receive it will be met by the Company and its subsidiaries. Later, they are allocated to the tax incentive reserve in equity.

m.          Determination of adjustment to present value

Adjustment to present value was applied to ICMS credit accounts classified in non-current assets deriving from property, plant and equipment credits (CIAP), tax benefits (Bom emprego, Pro-DF and PR import) and Property, plant and equipment dismantling costs, according to the following rates:

Indicator
	Future value	Present value

ICMS credit on property, plant and equipment (CIAP)	—	Selic
Pró-DF	—	Selic
Property, plant and equipment dismantling costs	IPCA	CDI

n.              New standards and interpretations not adopted

Several new standards, amendments to standards and interpretations are effective for the years started after January 1, 2014, and have not been adopted to the preparation of these  financial statements. Those that may be relevant to the Company and its subsidiaries are listed below. The Company and its subsidiaries do not plan to adopt those standards in advance.

IFRS 9 Financial Instruments (2010), IFRS 9 Financial Instruments (2009)

IFRS 9 (2009) introduces a new requirement for classification and measurement of financial assets. Under IFRS 9 (2009) financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additions in relation to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment loss of financial assets and hedge accounting.

IFRS 9 (2010 and 2009) is effective for periods beginning on or after January 1, 2015. The adoption of IFRS 9 (2010) may have an impact on the financial assets of the Company and its subsidiaries, but no impact on the financial liabilities of the Company and its subsidiaries.

IFRS 15 Revenue from Contracts with Customers (Customer Contracts Revenue)

IFRS 15 requires an entity to recognize the amount of revenue reflecting the consideration that they expect to receive in exchange for control of those goods or services. When the new standard is adopted it will replace most of the detailed guidance on revenue recognition that currently exists in IFRS and US GAAP. The new standard is applicable from or after January 1, 2017, with earlier application permitted by IFRS. The standard may be adopted retrospectively, using an approach of cumulative effects. The Company is evaluating the effects that IFRS 15 will have on its financial statements and disclosures. The Company has not yet chosen the method of transition to the new standard or determined the effects of the new standard in today’s financial reports.

The Accounting Pronouncements Committee (CPC) has not issued yet any of those accounting pronouncement, interpretation  or amendments in Portuguese, therefore, no early adoption of those standards is possible.

5                 Financial risk management

Interest rate risk

As of December 31, 2014, gross financial debt totaled R$ 4,860,707 (R$ 4,502,110, in 2013), indexed at several variable indices, such as variable rate based on TJLP (long-term interest rate), IPCA (Extended Consumer Price Index) and Euribor rate (see note 13). GVT Participações decided not to contract hedging instrument for exposure to interest rate fluctuation.

Currency risk

Due to concentration of GVT operations in Brazil, transactions related to provision of telecommunication services are not exposed to financial market risks of foreign exchange rate fluctuation.

Transactions maintained by GVT in foreign currency refer mainly to expenditures for property, plant and equipment acquisition, which are carried out in US$ and Euro, and loans raised in Euros.

As of December 31, 2014, amount of loans in foreign currency owed by GVT Participações, including nominal debt and interest, was € 1,110,000 (R$ 3,582,932). The Company does not have a credit facility available, see Note 13.

GVT Participações does not have contracts for commercial or speculative purposes.

See sensitivity analysis of foreign currency variations in Note 25.

Credit risk

Credit risk is the possibility of a financial loss of GVT Participações if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of the GVT Participações.

Trade accounts receivable and other credits

Due to broad client base, GVT Participações is not exposed to significant risks regarding receipt of accounts receivables from specific clients.

See note 7 - Trade accounts receivable, for further details on overdue trade notes that have not been written-off as losses yet.

Investments

GVT Participações limits its exposure to credit risks by investing with prime financial institutions. 100% of the investments are classified with Rating “AAA and AA”. Management actively monitors credit ratings and, as the GVT Participações and its subsidiaries have invested only in securities with high credit ratings, Management does not expect counterparties to fail in complying with their obligations.

Liquidity risk

Considering cash flow generated by its transactions, cash and cash equivalents, and amounts available from credit facilities, GVT Participações understands that it will be able to cover its operating and property, plant and equipment acquisition expenses, as well as to settle its debts in the following 12 months.

As of December 31, 2014, net financial debt, based on financial statements, was R$4,282,015, comprised of short and long-term loans and financing less amount recorded as cash and cash equivalents and forward contracts receivable (hedge). On this date, the Company has a credit line available with the Société d’Investissements et Gestion 109 (“GIS”) in the amount of € 15.500, also got a new credit line with BNDES of R $ 1,000,292, 5 and BNB in the amount of R $ 146,632,4, to be drawn from January 2015, see Note (13).

Financial debt, per maturity date, is as follows:

			Maturity date
	Total		2015	2016	2017	2018	2019	After 2019
BNDES
Used	1,277,775	(*)	281,945	274,155	221,274	191,446	190,955	118,000

SIG 109
Used	3,582,932	(*)	1,051,350	806,750	—	1,724,832	—	—

Total	4,860,707		1,333,295	1,080,905	221,274	1,916,278	190,955	118,000

(*)                        By summing up installment in the chart above, which totals  R$ 4,860,707, and discounting installments that will mature in 2015, which amount to R$ 1,333,295 and are accounted for in current liabilities, as well as interest on transactions, one obtains book balance shown in Note 13 - Loans and financing - installment classified in non-current liabilities, amounting to R$ 3,527,412.

6                 Cash and cash equivalents

	2014	2013

Cash and banks	7,088	14,169
Interest earnings bank deposits	571,397	482,507

	578.485	496,676

Highly liquid short-term interest earning bank deposits are promptly convertible into a known sum of cash and subject to an insignificant risk of change of value.

On December 31, 2014, interest earning bank deposits refer substantially to Bank Deposit Certificates (CDI) and Debentures subject to repurchase agreements, remunerated at rates that vary from 90,0 % to 103,5% of the CDI.

The Group’s exposure to credit, currency and interest rate risks, related to other investments is disclosed in Note 25.

7                 Trade accounts receivable

	2014	2013
Current:
Billed services	882,582	710,567
Services rendered to be billed	499,291	449,941

	1,381,873	1,160,508
Less:
Allowance for doubtful accounts	(39,186)	(33,263)

Total	1,342,687	1,127,245

Overdue accounts receivable
1-90 days	327,166	206,051
Over 90	87,586	65,038

Total	414,752	271,089

The allowance for doubtful accounts is established based on historic loss percentages. Credit amounts under negotiation and subject to court discussion are analyzed on an individual basis.

See note 13 - Loans and financing, for information on accounts receivable given in guarantee of loan contracts.

8                 Recoverable and deferred taxes

a.              Recoverable taxes

	2014	2013

ICMS (a)	191,245	251,005
Income tax and social contribution	23,023	31,428
Withheld income tax on interest earning bank deposits	9,282	9,961
Pis and Cofins (Revenue taxes)	25,291	28,451
Others	774	660
	249,615	321,505
Current	164,238	203,938
Non-current	85,377	117,567

(a)         Refers mainly to credits deriving from acquisition of property, plant and equipment items, which will be offset within 48 months.

Adjustment to present value was applied to non-current ICMS credit accounts deriving from property, plant and equipment credit (CIAP) brought to present value at Selic rate, which is the index that best reflects nature of assets to which the Company and its subsidiaries are exposed.

b.              Deferred taxes

The deferred income tax and social contribution are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values, and to tax loss carryforwards.

The Company, based on a technical study approved by Management, relating to the estimate of future taxable income, recognizes the tax credits on tax losses and negative basis of social contribution from prior years, which do not have a limitation period and with offsetting limited to 30% of the annual taxable income.

The book value of deferred income tax and social contribution taxes is reviewed periodically and projections are reviewed annually. If there are relevant factors that modify the projections, these are reviewed during the year by the Company.

The origin of recognized and deferred income tax and social contribution is presented below:

	2014	2013
Non-current assets
Tax loss carryforwards	—	4,516
Negative basis for social contribution	—	1,863
Liability foreign exchange fluctuations (unrealized)	268,843	267,870
Allowance for doubtful accounts	13,323	11,309
Property, plant and equipment dismantling costs, net	7,800	6,806
Provision for value-added tax on sales and services	9,745	9,745
Adjustment to present value	6,939	6,803
Provision for contingencies	31,458	24,165
Unrealized payroll charges	27,439	12,070
Others	114,058	24,732
	479.605	369.879
Non-current liabilities
Goodwill on downstream merger (a)	(453.211)	(111.165)
Useful life review (property, plant and equipment)	(218,524)	(165,287)
Negative goodwill from merger of shares	(22,838)	(22,838)
Others	—	(68)
	(694.573)	(299.358)

Total deferred income taxes, net	(214.968)	70.521

Non-current assets	—	93.359
Non-current liabilities	(214.968)	(22,838)

Management considers that deferred assets resulting from timing differences will be realized in proportion to the final resolution of contingencies and events.

Deductible timing differences and accumulated taxes losses do not lapse pursuant to the tax legislation in force.

(a)         On September 2013, GVT S.A. recognized deferred income tax and social contribution amounting to R$1,710,231 deriving from tax benefit on goodwill from corporate reorganization, through downstream merger of its then parent company VTB. Goodwill that gave rise to this benefit derives from acquisition of all Company’s shares by Vivendi group, which was completed in 2010. The use of this benefit is in accordance with the Company’s strategic plan, which considers that this realization will occur in up to 60 months. Up to December 31, 2014, GVT had used R$453,211 (R$111.165 as December 31, 2013) of originally recorded tax benefit.

Deferred tax assets have not been recognized in respect of these items to POP Internet Ltda. indirect subsidiaries because it is not probable that future taxable profits will be available so that such companies can utilize the benefits of these.

As of December 31, 2014, tax losses and social contribution negative basis of these indirect subsidiaries amounted to:

	Tax loss	Negative basis of social contribution
Pop Internet Ltda.	42.706	42.795
Innoweb Ltda.	10.645	10.646
	53.351	53.441

9                 Other accounts receivable

	2014	2013
Current
Advances to suppliers	1,516	4,106
Advances to employees	5,357	4,682
Inventories	4,643	5,499
Other receivables	11,554	27,239
Non-deliverable forwards	207	14,208
	23,277	55,734
Non-current
Judicial deposits	514,147	229,636
Others	15,823	11,392
	529,970	241,028

Total	553,247	296,762

(a)         Out of this amount, R$ 67,742  as of December 31, 2014 (R$66,622 as of December 31, 2013) refer to lawsuit filed against mobile service operators (SMP) in which subsidiary GVT S.A. claims reduction of VU-M value. On October 15, 2007, GVT Ltda. was granted an injunction to make a deposit in escrow of the difference between R$0.2899 of R$0.3899 per VC1 call minute and amount effectively charged by SMP. Amounts corresponding to such deposits have already been recognized as liability in account “Traffic payable to operators (DETRAF)” in non-current liabilities against Cost of services provided, in respective accrual months.

In order to avoid possible charge of interest and fines related to a possible future tax assessment, beginning as of September 2013 until August 2014, the Company has been making judicial deposits of monthly portion of deferred income tax and social contribution on goodwill amortization. In September 2014, GVT requested the court withdrawing the filed appeal to claim the refund of the total of this amount. Up to December 31, 2014, the balance was R$ 330,471, updated as SELIC (R$ 82,661 as of December 31, 2013).

10          Related parties

The balances of assets and liabilities, as well as the transactions that influenced the income (loss) for the year, relating to operations with related parties, result from transactions of the Company with its subsidiaries, key management personnel and other related parties. Balances not eliminated in the parent company, maintained with subsidiaries and fully eliminated in consolidated balances are as follows:

a.              Related companies

	2014			2013
	Assets		Income	Assets		Income
	Current	Non-current	(expenses)	Current	Non-current	(expenses)

SIG (i)	—	334	—	—	334	—

	2014			2013
	Assets		Income	Assets		Income
	Current	Non-current	(expenses)	Current	Non-current	(expenses)

VIVENDI (ii)	—	—	—	—	2,162	—

(i)             Withheld income tax (IRRF) on purchase of quotas by SIG,  value settled on January, 21, 2015.

(ii)          Intercompany with VIVENDI arising from restructuring in September, 2013.

b.              Remuneration of key management personnel

The amounts related to the compensation of the key personnel from management are stated below:

	2014	2013

Short-term benefits	10,869	13,895

Stock option plan

In addition, the Company grants options allocated to management as part of the stock option plan described in Note 26.

c.               Other operations

In 2011, the Company entered into an agreement with companies of Vivendi group for the opening of a credit facility using a portion of these resources in 2012, 2013 and 2014, as described in Note 14.

11          Property, plant and equipment

	Annual depreciation - average	Balance at 2013	Additions	Transfers/write- offs	Balance at 2014	Accumulated depreciation	Net balance in 2014	Net balance in 2013

Switching equipment	6,7%	1,849,203	273,125	5,079	2,127,407	(673,758)	1,453,651	1,287,698
Transmission equipment	6,8% à 18,3%	2,001,621	610,197	6,159	2,617,977	(765,754)	1,852,223	1,427,701
Infrastructure and facilities	6,9% a 33,3%	5,540,947	937,177	(15,146)	6,462,978	(2,324,458)	4,138,520	3,773,142
Buildings, vehicles, furniture and computers	2,0% a 20,0%	850,429	94,354	58,720	1,003,503	(438,716)	564,787	475,044
Other assets	6,70%	247,613	(18,875)	(90,178)	138,560	(14,775)	123,785	213,333
Advances to suppliers of inventory	—	27,467	(7,451)	—	20,016	—	20,016	27,467
Usage rights	20,00%	245,944	94,202	—	340,146	(127,053)	213,093	140,713

Balance		10,763,224	1,982,729	(35,366)	12,710,587	(4,344,512)	8,366,075	7,345,098

During 2014 GVT held periodic assessments of the estimates of useful lives and residual value of the major classes of its property assets. From this assessments, management concluded that no changes are needed.

Guarantees

As of December 31, 2014, property, plant and equipment assets with book value of R$ 34,275 (R$65,433 as of December 31, 2013), were offered to third parties as guarantees for bank loans (see note 28).

Evaluation for impairment of assets

During the period ended December 31, 2014, GVT Participações did not identify indications that assets’ values could be higher than recoverable values.

12          Intangible assets

a.              Breakdown of balances

	2014	2013

Right of use	206,542	213,053
Goodwill	5,044,862	5,044,862

Total	5,251,404	2,257,915

b.              Right of use

	Annual amortization - average	Balance at 2013	Additions	Transfers/ write-offs	Balance at 2013	Accumulated amortization	Net balance in 2014	Net balance in 2013

Trademarks and patents	20.0%	70	—	—	70	(51)	19	19
Usage rights - Software	20.0%	472,977	73,614	22,946	569,537	(375,452)	194,085	176,620
Usage rights - PPDUR	5.0%	33,433	1,315	(34,748)	—	—	—	23,204
Usage rights - passage	10.0%	21,425	—	—	21,425	(9,550)	11,875	12,619
Others	6.7-20.0%	816	—	—	816	(253)	563	591

Balance		528,721	74,929	(11,802)	591,848	(385,306)	206,542	213,053

Some pieces of software were under development and as they complied with requirements of CPC 04 / IAS 38 - Intangible assets, expenditures amounting to R$ 21,739 in December 31, 2014 and R$20,494 in 2013 were recognized as intangible assets.

c.               Goodwill

As described in note 1, on November 13, 2009, Vivendi took over GVT (Holding), which was fully consolidated by Vivendi at that date. In accordance with the revised IFRS 3 — Business Combinations, at that year, Vivendi elected to account for the acquisition of GVT under the full goodwill method and performed a preliminary allocation of the purchase price of the 100% interest acquired in GVT.

In December 2011, as also described in note 1, Vivendi transferred its GVT (Holding) shares to VTB and, consequently, the goodwill generated in the acquisition process in 2009. As a result, this goodwill, amounting R$ 5,030,091, was recognized in GVT Participações consolidated financial statements.

d.              Impairment

During the year ended December 31, 2014, Management performed an impairment analysis, as required by IAS 36 — Impairment of non-financial assets.

As part of this analysis, Management compared the recoverable amount of the Company to its fair value less cost of disposal, which was based on the definitive agreement with signed with Telefonica concerning the acquisition of GVT, for the total amount of € 7.69 billion (approximately R$  21 million), as described in note 1.

13          Loans and financing

As of December 31, 2014, breakdown of loans and financing with local and foreign fund providers is as follows:

Operation	Currency / contractual rates	Final maturity	2014	2013
In domestic currency

FINEM (BNDES)	TJLP + 2.95% p.a.	2017	120,683	168,921
FINEM (BNDES)	TJLP + 2.05% p.a.	2017	23,258	32,554
FINEM (BNDES)	IPCA + 2.95% p.a. + TR	2016	55,474	78,094
FINEM (BNDES)	TJLP + 3.38% p.a.	2020	829,696	753,154
FINEM (BNDES)	5.00% p.a.	2019	71,907	75,749
FINEM (BNDES)	TJLP + 1.48% p.a.	2020	172,155	162,212
FINEM (BNDES)	TJLP	2020	4,602	4,526
			1,277,775	1,275,210
In foreign currency

SIG Credit Facility	Euribor + 1% p.a.	2018	1,725,339	1,369,861
SIG Credit Facility	Euribor + 1% p.a.	2016	806,987	1,080,967
SIG Credit Facility	Euribor + 0.75% p.a.	2015	1,050,606	776,072
			3,582,932	3,226,900
Total loans and financing			4,860,707	4,502,110

Portion stated in current liabilities			1,333,295	151,142
Portion classified in non-current liabilities			3,527,412	4,350,968

On December 31, 2014, the portions recorded in non-current liabilities have the following payment schedule:

Year of maturity

2016	1,080,905
2017	221,274
2018	1,916,278
2019	190,955
2020	118,000

Total	3,527,412

•                  Local fund providers: As of December, 2014, local financing basically reflects FINEM (BNDES) disbursements adjusted at URTJLP and UMIPCA, with maturities from 2016 to 2020.

GVT has two effective contracts with BNDES, detailed as follows:

On December 12, 2008, GVT entered into a contract for financing with BNDES, and obtained funds to be used in modernization and expansion of its network and coverage. The contract’s nominal value is R$ 615,909, and the first portion of R$ 250,000 was released on December 23, 2008, second portion on June 15, 2009, in the amount of R$ 158,520, the third portion of R$ 50,956 on April 27, 2010, fourth portion of R$ 64,999 on September 23, 2010, fifth portion on December 27, 2010, in the amount of R$ 30,778, and sixth portion on March 18, 2011, in the amount of R$ 60,948. GVT pledged in guarantee a portion of its receivables up to the limit of 20% of transaction debt balance, or one time the last portion of Subcredit “A” adjusted at IPCA plus five times the last installment of Subcredits “B” and “C”, adjusted at TJLP - whichever the greater.

On June 21, 2010, GVT received BNDES authorization for its request to partially anticipate this contract’s settlement. Amounts presented in this note represent the balance of partial settlement made on July 15, 2010, plus contract and regular amortizations that started on July 15, 2011.

On November 9, 2011, GVT executed the second contract for financing with BNDES and obtained funds to supplement the Company’s investment plan for the three-year period 2011-2013, for the purpose of expanding current operation areas to new areas, modernizing telecommunication services and Internet, and launching new services. Total contract amount is R$ 1,184,107, of which R$ 742,759 has already been released, the first portion in the amount of R$300,009 on November 23, 2011, second portion of R$ 117,250 on March 22, 2012, third portion of R$ 195,000 was released on July 17, 2012, fourth portion of R$ 130,500 on December 20, 2012, fifth portion was released on March 18, 2013 in the amount of R$ 104,000, and sixth portion was released on July 22, 2013, in the amount of R$140,000. The seventh portion was released on February 26, 2014, in the amount of R$ 151,858. The remaining balance of R$ 45,490, related to this contract signed in 2011 was canceled on April 09, 2014.

On December 20, 2011, the Company negotiated with BNDES equal conditions and obligations for effective contracts, and now conditions and obligations of contract executed in November 9, 2011 became effective.

On August 18, 2013 GVT obtained the consent of BNDES for a corporate restructuring process of the Economic Group. The reorganization took place and GVT (Holding) SA and VTB Participações SA, were eliminated through the merger, from the beneficiary to be directly controlled by VCB Participações Ltda., which becomes the holder of the liability with BNDES . In September 2013 the VCB Participações changed the legal type and Social Reason for GVT Participações SA

On December 19, 2014 GVT concluded the third loan agreement with BNDES getting funds to be assigned to the Company’s investment plan for the triennium 2014-2016, aimed at expanding the current business areas and new company expansions . The total amount of the contract is R$ 1,000,292, to be drawn up from January 2015.

GVT pledged in guarantee the same receivables of prior contract, up to the limit of 20% of transaction debt balance, or five times the last overdue installment of each subcredit, including debt principal, interest, commissions, conventional penalties, fines and other charges provided in the contract.

In this new transaction, indices described below were used with the obligation of maintaining them all, which are determined at each six-month period and at yearend up to contract end in 2020, based on the Company’s balance sheets:

(a)         Capitalization Index (Equity/ Total assets): = or > 0.35;

(b)         Net financial debt / EBITDA: = or < 2.50;

(c)          Short term Financial net debt  / EBITDA:  = / < 0,45

(d)         EBITDA / Net financial expenses: = or > 3.50;

Covenants are determined based on financial statements of beneficiary GVT S.A.

As of December 30, 2014, the Company is compliant with all financial obligations and indices required by local financing contracts.

Foreign fund providers

On March 18, 2010, the Company entered into a contract for the opening of a credit facility with Société d’Investissements et Gestion 109. This contract provides for a credit facility for withdrawals of up to € 250,000,000 and is effective up to March 18, 2015; interest at EURIBOR rate plus spread of 0.35 base rate p.a. This limit was extended to withdrawals of up to € 335,000,000 on October 7, 2010, with prior BNDES approval, as provided for in the contract entered into with this institution.

On December 13, 2010, GVT requested from BNDES prior authorization, as provided for in contract entered into with this institution, to execute the second amendment to intercompany credit facility that extends withdrawal limit from € 335,000,000 to € 540,000,000. Withdrawals of amounts that exceed € 335,000,000 will bear half-annual EURIBOR interest rate + 0.75%.

On September 2, 2011, GVT expanded the limit again from € 540,000,000 to € 720,000,000 through the third addendum to the contract, which maintained interest rates and other clauses of the second addendum. Credit increases were approved by BNDES and are in force.

In 2010, the Company made withdrawals amounting to € 156,330 (equivalent to R$ 494,621). In 2011, withdrawals totaled € 383,669 (equivalent to R$ 1,276,254). Accordingly, up to December 31, 2011, the Company used € 540,000,000 of total credit made available by Vivendi group. On February 17, 2012, a new withdrawal of € 35,500 (equivalent to R$ 79,933) was made in compliance this contract, which matures in March 2015.

Remaining balance of contract entered in 2010, on May 18, 2012 was cancelled by the execution of a new contract for the opening a credit facility with company Société d’Investissements et Gestion 109. The contract under discussion provides for a credit facility for withdrawals of up to €424,500 (equivalent to R$1,086,974), which matures on May 18, 2018 and bears interest rate at EURIBOR rate plus spread of 1% base rate p.a.

In 2012, the Company made an withdrawal from last credit facility made available, for the total amount of € 235,118 (equivalent to R$ 613,781). In the first half of 2013, the Company withdrew € 189,381 (equivalent to a R$ 502,342) using the entire credit facility available from Société d´Investissements et Gestion 109.

In January 13, 2014 was entered into the second amendment between  GVT and Société d´Investissements et Gestion 109 relating to the contract of May 18, 2012, increasing the credit limit for € 550,000 (equivalent to a R$ 1,658)  remaining the same condition of the contract. In January 17, 2014, the Company withdrew  € 110,000 (equivalent to a R$ 353,044) relating to this credit. In this way the undrawn amount is € 15,500.

In June 16, 2014, was entered into the sixth amendment between GVT and Société d´Investissements et Gestion 109 relating to the contract of March 18, 2010, having as purpose to postponement of the maturity of the debit becoming due on March 17, 2015. In this amendment the following amounts were defined:

The amount of € 250.000 was postponed for maturity on March 16, 2016; interest at EURIBOR rate plus spread of 1% base rate p.a., and for the amount of € 325.000 remained the maturity of March 17, 2015; interest at EURIBOR rate plus spread of 0,75% base rate p.a.

14          Income tax and social contribution

The reconciliation between the tax expense as calculated by the combined statutory rates and the income tax and social contribution expense charged to net income is presented below:

	2014	2013

Accounting profit before income tax and social contribution	933,971	469,245

Combined statutory rate	(34% )	(34% )

Income tax and social contribution at the combined statutory rates	(317,550)	(159,543)

Permanent exclusions and others:
Investment subsidy	17,473	21,784
Other	(2,517)	4,721

Income tax and social contribution expenses in the income	(302,594)	(133,038)

Current	(17,107)	(177,844)
Deferred assets	(285,487)	44,806

Effective rate	32.40%	28.35%

15          Leases

The Company has operating leases referring to posts, pipes, backbones, towers, cabinets, switches, pay-TV equipment, and administrative buildings, whose average contract term is 8 years.

Future minimum payments of operational leases that can not be cancelled are segregated as follows:

Up to 1 year	302,077
From 1 to 5 years	636,017
More than five years	476,802

The Company and its subsidiaries recognized R$ 434,895 as expenses with operating leases as of December 31, 2014 (R$415,173 as of December 31, 2013).

16          Provision for contingencies

The Company is a party to lawsuits and administrative proceedings in progress at several courts and government bodies, arising from the normal course of operations, involving tax and labor matters, civil aspects and other subjects.

Management, based on information from its legal advisors, an analysis of the outstanding legal proceedings, and in respect of labor and civil claims previous experience with regards to amounts claimed, recorded provisions for amounts considered sufficient to cover estimated losses from current lawsuits, as follows:

	2014			2013
	Provision	Judicial deposit	Net	Net
Civil
PROCON	702	—	702	331
Special courts	18,455	—	18,455	12,285
Common courts	17,100	—	17,100	9,946
Others	5,470	—	5,470	3,950
	41,727		41,727	26,512
Labor
Employees	6,307	(5,632)	675	3,230
Third parties	8,273	(5,016)	3,257	286
	14,580	(10,648)	3,932	3,516
Tax
Federal	1,362	—	1,362	6,124
State	—	—	—	1,286
Municipal	1,372	—	1,372	1,031
	2,734	—	2,734	8,441

Other/Regulatory	33,482	—	33,482	22,428

	92,523	(10,648)	81,875	60,897

Portion stated in current liabilities			15,761	12,043

Portion classified in non-current liabilities			66,114	48,854

Movement of proceedings in the year

	Opening balance 2013	Addition to provision	Usage	Monetary correction	Closing balance 2013
Civil
PROCON	331	1,169	(798)	—	702
Special courts	12,285	24,080	(20,146)	2,236	18,455
Common courts	9,946	11,032	(6,026)	2,148	17,100
Others	3,950	2,056	(536)	—	5,470
	26,512	38,337	(27,506)	4.384	41,727
Labor
Employees	7,883	9,975	(11,771)	220	6,307
Third parties	5,808	24,320	(21,949)	94	8,273
	13,691	34,295	(33,720)	314	14,580
Tax
Federal	6,124	241	(5,518)	515	1,362
State	1,286	1,379	(2,849)	184	—
Municipal	1,031	1,288	(1,076)	129	1,372
	8,441	2,908	(9,443)	828	2,734

Other/Regulatory	22,428	8,687	(29)	2,396	33,482

	71,072	84,227	(70,698)	7,922	92,523

Judicial deposits	(10,175)	(1,400)	927	—	(10,648)

Total	60,897	82,827	(69,771)	7,922	81,875

As of December 31, 2014, there were other lawsuits whose loss risk was evaluated by external legal advisors as possible, in the amount of R$ 1,697,161 (R$ 1,201,820 in 2013), for which no provision was recognized, in accordance with accounting practices adopted in Brazil.

Civil proceedings

They relate to several civil lawsuits that, as of December 31, 2014, included 10,749 lawsuits filed by consumers against GVT (including 7,978 lawsuits in the Special Courts, 337 lawsuits in PROCON, and 2,434 civil lawsuits in common courts) which represent contingencies of R$ 36,257.

In addition to lawsuits referring to consumer complaints, most of civil lawsuits not referring to consumers relates to disputes among GVT and former contractors and service providers regarding interpretation of contract clauses or GVT challenging the quality of provided or performed services. There is no provision recorded for disputes against former contractors, as the Company understands that, according to Management and external legal advisors’ valuation, likelihood of success in these claims is higher than likelihood of loss (possible loss). On closing date, these lawsuits’ adjusted value corresponds to R$ 80,904.

There are also collective lawsuits, usually filed by the Public Prosecution Office or by ONG’s, and their intention is to defend collective interests (such as consumer rights or labor rights). In these cases, Court decisions may grant rights to groups of people (even without their agreement). In many situations, definition of the group that will use a possible favorable decision is only made after final decision. Therefore, these claims’ values may not be reasonably estimated. As of December 31, 2014, there were 65  collective lawsuits against GVT

(13 related to taxes, 42 related to regulatory issues and consumer rights, and 10 related to labor), and the Company did not record a provision for any of these contingencies.

As of December 31, 2014, total adjusted value of civil lawsuits filed against GVT corresponded to R$ 122,633, for which a provision for probable losses was recorded in the amount of R$ 41,727  ( in December 31, 2013, represented the adjusted amount of R$ 83.850, for which a provision of R$ 26.512).

Labor proceedings

They include several labor claims that, as of December 31, 2014, included 5,163 labor lawsuits filed against GVT, of which 1,640  had been filed by former employees. Remaining labor lawsuits, a total of 3,523, have been filed by contracted third parties’ employees, some of them claiming recognition of employment relationship. None of labor lawsuits filed against GVT on an individual basis represents a relevant contingency for the Company.

As of December 31, 2014, total adjusted value of labor lawsuits filed against GVT corresponded to R$ 122,633, and a provision for probable losses was recorded in the amount of R$ 14,580 losses (in 2013, US $ 57,700 of which was accrued a total of R$ 13,961 probable losses).

Portfolio of labor lawsuits has increased due to receipt of new lawsuits and default of some of our service providers, as we have been considered as jointly responsible for their employees.

Tax proceedings

Include several tax claims that, as of December 31, 2014, represented the adjusted amount of R$ 1,888,662, for which a provision of R$ 2,734 was recorded and this amount is considered sufficient to cover probable losses ( in December 31, 2013, represented the adjusted amount of R$ 1,146,545, for which a provision of R$ 8,441).

Most significant pending issues are as follows:

•                  Value-added tax on sales and services/Agreement no. 69. Voice Subscription. CONFAZ (National Tax Policy Council - group of Brazilian state tax authorities) issued Agreement no. 69, which regulated ICMS levy on many services that are not communication services, including telephone monthly subscription. As a result of this levy, the Company received tax assessment notices related to items of Agreement no. 69 in almost all states in which it provides services. Defenses or appeals were filed in relation to these tax assessment notices. Administrative proceedings herein mentioned are in general awaiting the final decision from administrative authorities, and may also be subject to appreciation of the Courts. Amount already being discussed in these disputes is approximately R$ 549,700 (which includes principal, fine and interest up to December 31, 2014). No provisions were recorded for these disputes, as the Company understands, based on Management and external legal advisors’ opinion, that likelihood of success in these claims is higher than likelihood of loss (possible loss). There are also lawsuits in progress on this matter in several states. Of the 21 lawsuits to which the Company is a party, 12 received final decisions favorable to the Company and 9 are awaiting final decisions. Also, with favorable decisions to the Company.

•                  Value-added tax on sales and services/Data: The Company says that added-value services, such as rental of infrastructure required for Internet services (data) are not subject to ICMS taxation, while tax authorities say that added-value services must be considered as telecommunication services subject to ICMS levy. For the purpose of ending this discussion, in August 2011, CONFAZ issued the Agreement no. 81/2011, which granted amnesty on fines and interest and partial ICMS waiver, for payment of ICMS on Internet service (data) non-taxed portion. The Company paid ICMS related to Internet thesis (data) and, accordingly, waived lawsuits and administrative proceedings in the following states, in addition to the Federal District: Paraná, Rio Grande do Sul, Minas Gerais, Santa Catarina, Goiás, Pernambuco, Bahia, Espírito Santo, Ceará, Mato Grosso do Sul, Mato Grosso, Paraíba, Acre, Rondônia and Tocantins.

São Paulo State has not yet published any law to regulate Agreement no. 81/2011. Rio de Janeiro State did not join Agreement no. 81/2011, however, part of amounts under discussion were paid in the context of amnesty provided by state law no. 6,136/2011. Pending lawsuits and administrative proceedings related to these states total approximately R$ 29,400, including fine and interest. The Company recognized a provision of R$ 28,661 in account “social and tax liabilities” for these two states, as the Company understands that payment of said taxes is probable.

•                  Value-added tax on sales and services / Interconnection Tax authorities of Paraná and Rio de Janeiro states argue that the Company must reduce ICMS credits in proportion to interconnection income, as these income is exempt from paying ICMS. GVT Ltda. believes that this policy is contrary to applicable state law and CONFAZ Agreement no. 126/98. Total value in dispute is approximately R$ 42,000. The Company did not record a provision for these disputes, as, based on external legal advisors’ opinion, likelihood of success in these lawsuits is greater than likelihood of loss (possible loss). In 2013, the Company was successful in some cases.

•                  ICMS / Fixed assets. Tax authorities say that the Company must pay ICMS on interstate transfers of assets between branches and that it is not possible to accumulate credits from state of origin. These disputes involve a global amount of approximately R$ 43,200. The Company did not record a provision for these disputes, as, based on external legal advisors’ opinion, likelihood of success in these lawsuits is greater than likelihood of loss (possible loss).

•                  ICMS/other lawsuits. The Company challenges other tax assessment notices referring to ICMS credits (in addition to Agreement no. 69), in the amount of R$ 50,300 (principal, fine and interest up to December 31, 2014). According to Management and external legal advisors’ opinion, likelihood of success is higher than likelihood of loss and a provision was not recorded (possible loss).

•                  ICMS / Electric power Tax authorities argue that ICMS credits related to acquisition of electric power could not be used by companies that provide communication services, as electric power could not be considered an input consumed during provision of these services. We are challenging tax assessments referring to said ICMS credits. Total ICMS value discussed in this caption includes principal, fine and interest and amounts to R$ 43,300, evaluated as possible loss risk. We did not record a provision considering that there is no value under dispute that is evaluated as probable loss risk.

•                  Value-added tax on sales and services / PRO-DF Tax authorities require debts related to tax benefit program PRO-DF for the period from December 2010 to September 2011, under the argument that the Company only did not perform the portion related to a single month. We are challenging tax assessment notice referring to said ICMS credits, considering that it is not reasonable to require amounts related to months that had already been deposited by the

Company in Banco de Brasília. Total ICMS value discussed in this caption includes principal, fine and interest and amounts to R$ 20,300 , evaluated as possible loss risk. We did not record a provision considering that there is no value under dispute that is evaluated as probable loss risk

•                  FUST/ FUNTEL. Telecommunication Services Universalization Fund (FUST) and Telecommunications Technological Development Fund (FUNTTEL) are taxes based on gross service income less granted discounts, interconnection income and other taxes. FUST and FUNTTEL are charged at rates of 1.0% and 0.5%, respectively. Tax authorities argue that FUST and FUNTTEL should be levied on all income, including interconnection income. Both disputes total approximately R$ 252,500 as of December 31, 2014. A provision of R$ 1,362 was recorded for this contingency, considering lawsuits whose likelihood of success, as evaluated by Management and its external advisors, is lower than likelihood of loss (probable loss).

•                  Tariff exception (tax assessment notices and lawsuit). In April 2001, the Company used benefit from CAMEX Resolution no. 6 (“ex-tarifário” - tariff exception), which was revoked one month later by the Union through CAMEX Resolution no. 13, increasing import tariff from 4% to 28%. Through an injunction, the Company ensured customs clearance with the payment of a 4% rate. Injunction was revoked and the Company filed an appeal against this decision. Adjusted amounts up to December 30, 2014 are approximately R$ 17,300. In Management and external legal advisors’ opinion, likelihood of success in this claim is higher than likelihood of loss, therefore, a provision was not recognized for this lawsuit (possible loss).

•                  IPI - FAU. The Company received tax assessment notice from Rio Grande do Sul State due to alleged differences in IPI payment. Federal Revenue Service understood that the Company did not pay IPI when its establishment “left” equipment known as “FAU”, which is installed in client’s home or establishment as a receptor of wireless telephone line signals that is not sold or rented to the client but is one of the Company’s network elements and remains as its property. Tax authorities understand that when the asset “left”, there was a hypothetical profit margin of 20% (as an analogy to satellite paid-TV) and that FAU’s “entered” and “left” the Company’s establishment using different rates. The Company filed an appeal and the proceeding is in the Board of Tax Appeals. As of December 31, 2014, adjusted value, including fines and interest is approximately R$ 10,700. In Management and external legal advisors’ opinion, likelihood of success in most of these claims is higher than likelihood of loss (possible loss).

•                  PIS/COFINS. GVT received a tax assessment notice from Federal Revenue Service regarding payment of PIS and COFINS under non-cumulative system (9.25%) in relation to items for which GVT paid taxes at the cumulative system (3.65%). In addition to disagreeing with classification given by inspectors, the Company verified that inspectors mistakenly included usage income in tax assessment notice as if they should be taxed at PIS and COFINS non-cumulative system (9.25%); did not discount PIS and COFINS portion that had already been paid and did not consider rightful credits. The Company presented defense against this tax assessment notice, and an administrative decision has not yet been issued. On Closing Date, adjusted amount of tax assessment notice referring to revenues re-classified by the Federal Revenue Service, including fines and interest, is R$ 93,200, evaluated as possible loss risk. We did not record a provision considering that there is no value under dispute that is evaluated as probable loss risk.

•                  National social security institute—INSS / Stock options. Federal Revenue Service issued tax assessment notices to require social security contributions on installments paid by GVT group companies to its employees, as if these installments could be included in the concept of contribution salary, among other arguments, due to the fact that there is no burden or risk in security transactions. Presented defenses are backed by Labor Higher Court (TST) prior decisions that amounts deriving from the Stock Option plans are not equivalent to contribution salary and, therefore, may not compose social contribution calculation basis. Labor court precedents that averted the concept of salary from GVT plan were presented. On closing date, adjusted amount of tax assessment on income reclassified by the Federal Revenue Service, including fines and interest, is R$ 164,600  , evaluated as possible loss risk. We did not record a provision considering that there is no value under dispute that is evaluated as probable loss risk.

•                  ISS. GVT received tax assessment notices issued in some municipalities regarding ISS on services supplemental to communication services, or to challenge discounts made in prior payments or withholding that was supposedly not made. The Company made payments in accordance with LC 116/2003 and respective municipal laws and, as a result, presented defense against these tax assessments to prove that payments were made. On closing date, tax assessment notice adjusted amount, including fines and interest, is R$ 32,900, evaluated as possible loss risk. We did not record a provision considering that there is no value under dispute that is evaluated as probable loss risk. The provision recorded is R$ 1,372.

•                  ECAD. GVT is discussing in court unfair amounts charged by ECAD due to broadcast of musical content in its pay-TV operation, considering that a negotiated solution was not possible. In addition, the Company verified that ECAD charges different values from other companies of the industry, generating more beneficial conditions in the market and hindering free competition. Accordingly, a lawsuit had to be filed to claim establishment of fair values that respect at least practice already found in the market. GVT makes monthly deposits of amounts that it understands as unchallenged and records a provision for interim scenario. On closing date, debts’ adjusted amount, considering ECAD’s understanding, is R$ 49,200, evaluated as possible loss risk. We recorded a provision of R$ 25,872 for this contingency portion evaluated as probable loss.

•                  IOF / Loan and PIK NOTES. We have received tax assessment notice from Federal Revenue Service requiring IOF on intercompany loan transactions and credit granting transactions (PIK NOTES). The Company presented defense against this tax assessment with the argument that considering loan contracts as equivalent to credit transactions is unconstitutional and that credit granting transactions are not taxable, in conformity with Federal Revenue Service consultation responses and PGFN’s (National Treasury Attorney General) opinion. On closing date, adjusted amount of tax assessment regarding revenues reclassified by the Federal Revenue Service, including fines and interest, is R$ 23,000, evaluated as possible loss risk. We created no provisions as there are no sums under discussion considered to be likely losses.

Other / regulatory

In December 31, 2014 the Company and its subsidiaries were parties to 35 legal proceedings, 28 administrative proceedings and 81 PADOs in progress at Anatel, of a total updated value of R$ 119,313, of which R$ 33,482 were provisioned and which sums were deemed sufficient to meet the likely estimated values in these suits.

Most significant pending issues are as follows:

•                  VU-M discount requests. Divergence between the Company and SMP operators in connection with the level of VU-M discounts during non-peak periods. Mobile telephone operators consider that this discount should be granted only to local Concessionaires and the Company upholds that the VU-M discount should also apply to authorizing operators, under the equality principle. ANATEL decided that the Company is entitled to the discount as of January 2005 and that therefore the Company should pay concessionaires of mobile telephone services a sum equal to the discount up to that date (since February 2003). On December 31, 2014 the sum under discussion was of roughly R$ 7,200. The Company believes that it should not transfer these discounts to mobile operators, and hence it filed a suit against ANATEL and the mobile telephone operators, mow in progress in the Federal law courts. There are also several civil collections lawsuits filed by cell phone operators. In Management and external legal advisors’ opinion, likelihood of success in most of these claims is higher than likelihood of loss (possible loss).

•                  Procedures involving VU-M fees (pricing). There is a divergence between the Company and SMP operators regarding the interconnection fee (VU-M). GVT advocates fixing this fee based on the cost model determined by the General Telecommunications Law.  Mobile telephone operators uphold that the value of the fee should be maintained or reduced gradually, pursuant to the transition model proposed by Anatel in October 2011. Anatel’s management settled the arbitration proceedings in progress by specifying positive readjustment percentages over the VU-M, which us questioned by GVT. In court GVT obtained a ruling through an injunction determining payment to mobile operators R$ 0.2899 of the R$ 0.3899 charged, with the remainder (roughly R$ 0.10) in a court deposit, which has been complied with by GVT since September 2007. On the closing date the total sum under discussion in the arbitration proceedings was of roughly R$ 20,300. Based on then opinion of external legal counsel, it is the Company’s understanding that the chances of success in this claim are greater than those of failure, and hence no provision was created for this contingency.

17          Deferred value-added tax payable on sales and services

The breakdown of deferred payable taxes stated in current and non-current liabilities is as follows:

	2014	2013
Current
Value-added tax on sales and services — Paraná	530	—

Non-current
Value-added tax on sales and services - Federal District	697	4,633

Total	1,227	4,633

The subsidiary Global Village Telecom S.A. has the following fiscal benefits with the States:

•                  Federal District: This benefit provides a 15-year grace period for payment of 70% of the ICMS tax on imports of equipment and other fixed assets for the plant, considering 30% on acquisition and 70% financed for triggering events between September 2000 and August 2015.

•                  Based on law 4,732/11, the Company proceeded the write off by debt remission of R$ 1,496, related to taxable events occurred from January 1 to December 31, 2009 (in 2013 the amount of R $ 10,036, related to events that occurred until December 31, 2008)

A present value adjustment was applied using the SELIC base rate, the index that Management considers that reflects best the risks on the liabilities in question (see Note 24 - Financial income and expenses for values regarding adjustment to present value in the income (loss) for the year).

The table that follows reflects the ICMS tax payable book balances without the impact of the adjustment to present value shown in the table above. The original contractual value according to expiry date may be seen in the table below:

	Book value (net of adjustment to present value)	Contractual cash flow	6-12 months	1-2 years	2-5 years
Fundef	1,227	19,879	1,452	9,417	9,010
	1,227	19,879	1,452	9,417	9,010

18          Provision for dismantling of fixed assets

This relates to liabilities for future costs of dismantling fixed assets that are recognized at the time of recognition of the respective assets. The expected cost of the assets related to the dismantling and restoration, equal to the estimated payments, and include all the costs directly attributed to installing the sites. The Company accounts for that as follows:

•                 Costs for restoring the sites were stated as part of the costs of these assets, as a counterpart to the provision that will support such expenditures;

•                  Restoration cost estimates are stated considering these liabilities’ present value, discounted by the CDI (inter-bank) rate;

•                  Restoration cost estimates are revised every year, with the ensuing review of the present value calculation, by adjusting the value of the assets and liabilities already calculated. The breakdown of restoration costs in locations stated by the Company in the respective years are:

	2014	2013
Balance at December 31, 2013	47,018	49,670

(Reversals) / provisions realized during the period	11,767	(7,326)
Effect of adjustment to present value in the period	5,961	4,674

Balance at December 31, 2014	64,746	47,018

A present value adjustment was applied, with the use of the IGPM index as an updating base, which reflects the inflationary effects to which these values were subject, and then taken to the future in the liabilities’ expiry and brought to their present value using the CDI base rate, the index that Management considers to reflect best the risks on the liabilities in question. See Note 24 - Financial income and expenses for values regarding adjustment to present value in the income (loss) for the year.

19          Other accounts payable

	2014	2013

Optic fiber permutation payable	10,142	13,409
PPDUR	15,226	33,433
Others	18,485	13,181

	43,853	60,023

Portion stated in current liabilities	19,530	12,970

Portion classified in non-current liabilities	24,323	47,053

Optic fiber permutation payable - Refers to the receipt of 1672 km of optic fiber 24-pair cable, installed in the route existing between the cities of Uruguaiana and Porto Alegre and between Porto Alegre and Curitiba, pursuant to the agreement entered into on May 4, 2001 between Geodex and Impsat Comunicações Ltda. This agreement’s original value is of R$ 44,121 and as a counterpart was stated in fixed assets. This liability will be realized by means of a 17-year contractual service provision as of 2002, and no interest will accrue on the balance. The total balance payable on December 31, 2014 is of R$ 7,786, stated in non-current liabilities.

PPDUR - A claim by ANATEL of a Public Price for Radio Frequency Right of Use (PPDUR) is being discussed in court, stated in non-current liabilities as a counterpart to fixed assets. Telecommunications legislation provided that the price paid for a Mirror-License included the right to use frequencies required to meet expansion targets over 20 years, without additional costs. However, ANATEL included a provision in the public bid for the 2nd Region’s Mirror-Companies to the effect that if the price paid by the winning bidder should be less than the price for using the frequencies, the difference should be paid by the winning bidder. ANATEL charged this difference from the Company in 2003, but the Company obtained an injunction from the Federal Courts of Law in Brasilia that suspended this claim. Several Company assets, as described in Note 30, were encumbered by this lawsuit, awaiting judgment in the 1st Region’s Federal Courts of Law.

On December 31, 2013, the collection of the Public Price for the Right of Use of Radio Frequency (PPDUR), charged by ANATEL was classified in the non-current liabilities against the fixed assets and was being discussed in court, under judgment of the 1st region of Federal Court.

In November 2014 there was the withdrawal of the special appeal being granted and accepted the request for installment of credits entered or not in the outstanding debt of municipalities and federal public foundations with a discount of R $ 16,217, ending an amount payable of R$ 18,530. The REFIS was accepted and validated by payment of R $ 2,780 (15% of the installment) and the remaining amount was agreed in 30 parcel amounting on accounts payable over R$ 15,226 in December 31, 2014

20          Social security and tax obligations

	2014	2013

Social charges	145,693	148,105
Federal taxes	166,959	122,052
State taxes	72,435	87,125
Other liabilities	130,175	58,944
	515,262	416,226

21          Equity

a.              Capital

On December 31, 2014 underwritten and paid in capital was of R$ 7,671,726, pursuant to the Company’s Common Shareholders’ Meeting, divided into 7,671,726,003 common registered shares with no par value, and held by the following shareholders:

	2014	2013
SIG 108 S.A.S.	7,671,726,002	7,671,726,002
SIG 72 S.A.	1	1
	7,671,726,003	7,671,726,003

As provided for in the corporate by-laws, preemptive rights may be excluded should the Company grant share purchase options to its managers or employees and to other especially designated persons, on condition that this is (i) provided for in the by-laws, (ii) within the limits of authorized capital and (iii) in accordance with a plan approved by the shareholders’ meeting.

b.              Capital reserve

In 2012, was granted to GVT a tax incentive of SUDENE and, based on Law 11,638/07, these incentives were recorded in the income statement and in capital reserve. The amount recorded up to December 31, 2014 is R $ 51. This reserve is also made up of the value for the Share-based plan to purchase stock option, performance-based and mutual fund in the total amount of R$ 14,449, see Note 27.

b.1       Legal reserve

It is established at 5% of net income for each year, pursuant to the terms of art. 193 of Law 6404/76, up to the limit of 20% of capital and the balance totals R$ 48,379 on December 31, 2014.

b.2       Profit retention reserve

A profit of R$ 436,750 was retained after creating a legal reserve and the mandatory minimum dividends policy as provided for in the by-laws, to be defined by the shareholders’ meeting.

b.3       Reserve for investments

Under the unanimous resolution of the 2014 Common Shareholders’ Meeting, retained earnings of R$ 223,211 and mandatory dividends of R$ 74,402 for the year 2013 were allocated to the investment and expansion reserve account reserve.

The total balance of  Reserve for investments as at December 31, 2014  is R$ 969,696. According to the corporate law, this profit reserve may be subject to shareholder approval on possible destinations: distribution of dividends, capitalization or other destinations.

c.               Equity evaluation adjustments

The reserve for equity valuation adjustments includes the effective portion of the net cumulative variation in the fair value of cash flow hedge operations related to hedged object which have not yet been incurred totals R$ 518.

d.              Remuneration to shareholders

In accordance with the Company’s By-Laws and Brazilian Corporation Law, GVT is bound to pay out minimum dividends equal to 25% of its net income at each year ended December 31, provided that sums are available for paying out.

The yearly distribution of dividends, including dividends in excess of the minimum mandatory dividends, requires approval in an Annual Shareholders’ Meeting by a majority vote of the shareholders and will depend on many factors. Among these factors are the Company’s operating profit, financial condition, cash needs, future outlook and other factors that the shareholders and Board of Directors may deem relevant.

According to applicable legislation, the Company may opt to pay interest on capital, which may be deducted from dividends when due. Please note that the Company is not scheduled to pay interim dividends.

The Annual Shareholders’ Meeting general meeting may, provided there is no opposition from any shareholder present, decide on the distribution of a dividend that is lower than the compulsory dividend or the withholding of all the net income.

Furthermore, dividend payouts are not mandatory for the fiscal year in which Management informs the Common Shareholders’ Meeting that this would be incompatible with the Company’s financial condition.

Dividends payable in 2014 were separated from equity upon yearly closing  and recorded as an obligation in current liabilities accordingly Company’s By-Laws and Brazilian Corporation Law 6404 article 202.

The dividends referring to the year 2014 were calculated as follow:

Net income for the year	631,377
(-) Legal reserve	(31,569)
(-) Investment subsidy	(17,473)

Calculation basis	582,338

Dividends (25%)	145,585

22          Net operating income

	2014	2013

Income from rendering of telecommunication services	9,699,358	8,408,155
Deductions from gross income	(4,214,615)	(3,546,682)

Net operating income	5,484,743	4,861,473

23          Costs of services rendered and selling, administrative and general expenses, and other operating (expenses) income

	2014	2013
Cost of services rendered
Interconnection	(289,555)	(373,215)
Depreciation — costs	(951,817)	(786,212)
Circuit rentals	(145,460)	(175,306)
Infrastructure and maintenance	(369,335)	(277,926)
Personnel costs	(289,416)	(238,773)
PayTv Program costs	(425,986)	(295,296)
Other costs	(70,830)	(73,438)

	(2,542,399)	(2,220,166)

	2014	2013
Sales expenses
Sales expenses - S&M	(942,159)	(815,254)
Other expenses	(166,208)	(116,747)

	(1,108,367)	(932,001)

	2014	2013
Administrative and general
Depreciation and amortization - G&A	(63,775)	(72,077)
Personnel expenses	(163,534)	(154,276)
Third party services	(126,755)	(101,243)
IT expenses	(37,671)	(29,925)
Facilities	(38,256)	(32,895)
Contingences	(82,828)	(60,118)
Bank expenses	(27,103)	(23,582)
Other administrative expenses	(75,848)	(58,465)

	(615,770)	(532,581)

	2014	2013
Other operating expenses, net
“Convênio 81 / 2011”	(5,209)	(4,643)
Non-recoverable VAT	(2,080)	(1,734)
Other	(15,312)	11,157

	(22,601)	4,780

24          Financial income

	2014	2013

Financial income
Interest earning on bank deposits	53,250	44,371
Adjustment to present value	7,931	927
Hedge expenses	17,847	23,984
Others	4,615	319
	83,643	69,601
Financial expenses
Interest	(148,328)	(140,717)
Bank expenses	(6,076)	(3.959)
Hedge expenses	(35,108)	(37.212)
Price-level restatement	(4,609)	(5,317)
Adjustment to present value	(2,961)	(5,799)
Lapse of time effect - Dismantling costs	(5,961)	(4,675)
Others	(65,292)	(7.158)

	(268,334)	(204,837)

Asset foreign exchange fluctuation	432,241	251,854
Liability foreign exchange fluctuations	(437,933)	(792,168)

Net exchange variation	(5,692)	(540,314)

Net financial expenses	(190.383)	(675,550)

25                                  Financial instruments

The tables that follow reflect all the transactions with financial instruments contracted:

	2014			2013
	Loans and receivables	Held to maturity	Total	Loans and receivables	Held to maturity	Total

Non-derivative financial assets
Cash and cash equivalents	578,485	—	578,485	496,676	—	496,676
Accounts receivable and other receivables	1,342,687	—	1,342,687	1,127,245	—	1,127,245
Other accounts receivable	553,247	—	553,247	296,762	—	296,762

	2,474,419	—	2,474,419	1,920,683	—	1,920,683

Non-derivative financial liabilities
Suppliers	—	1,140,303	1,140,303	—	997,694	997,664
Traffic payable - Traffic and service provision document—DETRAF	—	106,705	106,705	—	118,711	118,711
Loans and financing - local currency	—	1,277,775	1,277,775	—	1,275,211	1,275,211
Loans and financing - foreign currency	—	3,582,932	3,582,932	—	3,226,899	3,226,899
Other accounts payable	—	43,853	43,853	—	60,023	60,023

	—	6,151,568	6,151,568	—	5,678,538	5,678,538

	2014			2013
	Loans and receivables	Held to maturity	Total	Loans and receivables	Held to maturity	Total
Derivative financial assets
NDF	207	—	207	14,208		14,208

	207	—	207	14,208	—	14,208

Sensitivity analysis of foreign currency variations

On December 31, 2014, the Company and its subsidiaries had foreign currency loans and financing.

Operation	Risk	Probable scenario	Scenario II	Scenario III
Debt in EUR nominal value
EUR 1,110,000	Increase in EUR	3,330,000	4,162,500	5,328,000
Estimated Loss			832,500	1,998,000

Scenario	EUR Quotes	Detail

Probable scenario	3.00	Probable euro (estimated 2015 quote)

Scenario II	3.75	25% depreciation of the Brazilian real visa-a-vis the euro

Scenario III	4.80	50% depreciation of the Brazilian real visa-a-vis the euro

Sensitivity analysis of variations in the interest rates

A 100 base-point (BP) increase would cause an impact of roughly 20% and a 100 base-point (BP) decrease would cause an impact of roughly -48% in GVT’s financial expenses, as demonstrated below:

	12/31/2014	100 bp increase	100 bp decrease

Interest on financing - BNDES	6,642	7,265	3,859
Interest on financing - Credit line	962	1,857	132

Sensitivity of net cash flow	7,604	9,122	132

Estimated gain (loss) - BNDES		1,518	(7,472)

The accounting balances and the market values of the financial instruments included in the balance sheet at December 31, 2014 are shown below:

Description	Book balance	Market value

Cash and cash equivalents	578,485	578,485
Accounts receivable	1,342,687	1,342,687
Other accounts receivable	553,247	553,247
Suppliers	1,140,303	1,140,303
Traffic and service provision document—DETRAF payable	106,705	106,705
Loans and financing:
In local currency	1,277,775	1,277,775
In foreign currency	3,582,932	3,582,932
Other accounts payable	43,853	43,853

The Company and its subsidiaries maintain operations with financial instruments. The management of these instruments is done through operating strategies and internal controls, aimed at assuring liquidity, profitability and security. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis. The results obtained from such operations are consistent with the policies and strategies defined by Company’s management.

Criteria, assumptions and limitations used in the calculation of market value:

Cash and cash equivalents

The Current account balances and interest earning bank deposits held in banks have market values similar to the book values.

Accounts receivable, suppliers and other

The balance of accounts receivable has its market value close to the book balances owing to its short-term nature.

Loans and financing

The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotations of these securities.

•                      Forward currency contract (NDF)

Market values are calculated using internal valuation models and market data provided by BM&FBovespa. There is no credit margin adjustment, as the counterparties are first-class banks.

Fair value hierarchy

The table below presents financial instruments recorded at fair value through fair value hierarchy, using an evaluation method. The different levels were defined as follows:

Level 1:             prices quoted (not adjusted) in active markets for identical assets and liabilities

Level 2:             inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices)

Level 3:             assumptions, for assets or liabilities, which are not based on observable market data (non-observable inputs).

	2014
	Level 1	Level 2	Level 3	Total

Forward currency contract (NDF)	—	207	—	207

There were no transfers between levels during the period.

•                        Cash flow hedge

The Company contracted Non-Deliverable Forwards (NDFs) during the period under its cash flow hedging program, established in early 2014.

The hedge’s purpose is for local currency protection of future cash flows denominated in or related to foreign currencies, arising from the acquisition of fixed assets.  NDFs are contracted as hedging instruments based on purchase projections of these assets when the purchases are deemed highly likely.

The table that follows reflects the periods in which cash flows associated with cash flow hedging (i.e. future fixed asset purchases) should take place and the hedging instruments’ fair value:

		Expected cash flow
	Fair value	2 months or less	2 - 12 months

NDFs - Assets	207	207	—

The Company expects that these derivatives will have an effect on profits throughout the fixed assets’ useful life, which is on average eight years after the purchase date.

The table below reflects the effect on equity throughout the period:

Balance at December 31, 2013	17,452

Actual portion of changes in the fair value of NDFs	1,632
Sum restated from equity to the period’s income figures	(2,849)
Sum included in the fixed asset’s initial cost	(15,717)

Balance at December 31, 2014	518

26          Share-based plans

In accordance with CPC10 / IFRS 2 “Share-based payment”, share-based compensation is recognized as personnel costs and stated at fair value of the financial instruments offered.

Vivendi Instruments

During the years of (2013, 2012, 2011 and 2010 Vivendi granted to GVT employees share purchase options and performance based shares.

The definite acquisition of the instruments with regard to 2011 and 2010 was subject to meeting the following performance conditions by Vivendi (and the respective weight to calculate their weighted average):

(i)             Internal factors: net income adjusted by 45% (50% in 2010) and operating cash flow by 25% (30% in 2010), and

(ii)          External factors: share performance in relation to three share indices in the European market by 30% (20% in 2010).

The instruments’ definite acquisition as of 2012 will be conditioned to the following performance indices by Vivendi (and the respective weight to calculate their weighted average):

(iii)       Internal factors (70%): profit margin before interest and taxes (EBITA) for 2012 and 2013, and

(iv)      External factors (30%): performance by Vivendi shares over the period between January 1, 2012 and December 31, 2013, as compared to the following indices: EuropeStoxx 600 Telecommunications and an average sample of companies in the media business, in a 70% and 30% proportion respectively.

The objectives underlying performance conditions are determined by Vivendi’s Board of Supervisors, by means of a proposal by its Human Resources Committee.

For purchase options and performance based shares granted in 2010, meeting objectives is checked throughout the year for share options and in two years for performance shares.

For purchase options and performance based shares granted in 2011, 2012 and 2013, meeting objectives is checked over two years for share options as well as for performance shares.

These instruments are divided and rated as described below:

Stock option plan

Share purchase options are obtained at the end of a three-year period and are conditioned to meeting the performance objectives described above. Hence cost is recognized at a straight line basis during this period.

		04/17/2012	04/13/2011	11/15/2010	06/04/2010	04/15/2010

Number of shares granted		184,059	165,000	6,000	3,000	244,500

Strike price	in Euros	13.63	19.93	20.40	19.71	19.71
	in reais	0.04398	0.06431	0.06583	0.06360	0.06360

Fair value	in Euros	0.96	2.16	2.07	1.33	1.99
	in reais	0.00310	0.00697	0.00668	0.00429	0.00642

The plan’s value	in Euros	176,697	356,400	12,420	3,990	486,555
	in reais	570	1,150	40	13	1,570

During the period ended on December 31, 2014, expenses in connection with these plans totaling € 26,000 (equal to R$ 81) were stated as personnel costs.

Performance based shares

Performance shares are definitely acquired by their beneficiaries at the end of a two-year period and are conditioned to meeting the above-described performance objectives. They are available to beneficiaries at the end of an accrued four-year period as of the date of granting by Vivendi.

However, as the shares granted are common shares of the same class as the existing shares in Vivendi’s equity capital, beneficiaries are entitled to receive dividends and have voting rights over these shares at the end of the two-year acquisition period.

Cost is recognized at a straight line basis during the acquisition period.

		02/22/2013	04/17/2012	04/13/2011	11/15/2010	06/04/2010	04/15/2010

Number of shares granted		192,384	108,131	98,600	2,000	1,000	51,502

Fair value	in Euros	11.79	9.80	16.84	13.83	11.71	13.80
	in reais	0.03805	0.03162	0.05434	0.04463	0.03779	0.04453

The plan’s value	in Euros	2,268,207	1,059,684	1,660,424	27,660	11,710	710,728
	in reais	7,320	3,420	5,358	89	38	2,294

During the period ended on December 31, 2014, expenses in connection with these plans totaling € 1,112,000 (equal to R$ 3,441) were stated as personnel costs.

Mutual Fund

As part of the Vivendi group, each GVT employee is entitled to invest as much as R$ 5 per annum in a leveraged mutual fund named Opus managed by Société Générale. This fund was made available to GVT employees in the years of 2010, 2011, 2012 and  2013, with expiry estimated for 2015, 2016, 2017 and 2018 respectively.

Opus is organized at each of Vivendi’s capital increases through the issue of new shares, and is reserved for employee beneficiaries. On occasion of capital increases beneficiaries are enabled to participate in a leveraged and guaranteed capital formula.

On expiry of transactions or on any of the plan’s advance scheduled redemption dates, shareholders may receive the greatest of the two sums as follows: (a) their initial investment capitalized at 2.5% (Opus 2010 and 2011) and 4% (opus 2012) or (b) their initial investment plus, for each share underwritten, a multiplier coefficient on the ratio between reference price and final price (effect of leverage).

The reference price is equal to the Vivendi’s shares’ average opening market price during the 20 trading days prior to the capital increase’s date of approval by the Board of Directors. The underwriting price is the reference price with a maximum 20% discount.

		OPUS 13	OPUS 12	OPUS 11	OPUS 10

Quantity of subscribed shares		237,284	252,370	698,682	217,663

Subscription price	in Euros	12.10	10.31	15.27	13.78
	in reais	0.03488	0.02779	0.03461	0.03025

Fair value	in Euros	2.23	3.05	2.94	2.49
	in reais	0.00643	0.00822	0.00670	0.00550

The plan’s value	in Euros	528,000	770,000	2,052,000	541,000
	in reais	1,666	1,972	4,651	1,187

During the period ended on December 31, 2014, expenses in connection with these plans totaled € 528,000 (equal to R$ 1,515) and were stated as personnel costs.

27          Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks in amounts considered sufficient to cover any casualties, considering the nature of their activity.

Between October 15 and December 31, 2014, the renewal period for the Company’s Insurance Period, the maximum indemnity limit under the operating risks policy for one sole event was R$ 252,000. The civil liability policy has a R$ 40,000 indemnity limit per event (pursuant to coverages retained), with an additional 10% for moral damages. The automobile policy provides for R$ 200 coverage in property and/or personal damages caused by third parties, R$ 70,000 limit was retained for civil liability risks by managers. The National Transport policy has a R$ 1,000 guarantee limit for equipment carried, the International Transport policy has a US$ 5,000,000 limit for imported equipment carried.

28          Assets pledged and guarantees provided to third-parties

On December 31 2014, the Company and its subsidiaries secured the following assets to third parties and offered the following guarantees:

Maturity	Third party	Conditions	2014	2013

Undetermined	Labor*	Assets given in guarantee	266	266

Undetermined	Government*	Assets given in guarantee	34,002	45,372
Undetermined	Consumer *	Assets given in guarantee	7	7
Undetermined	Consumer	Guarantee insurance - Civel	120	120
Undetermined	Consumer	Guarantee insurance – Tax	88,947	—
Other	Banks	Letters of guarantee	461,689	346,401
Undetermined	Anatel*	Assets given in guarantee	6,780	19,788
Undetermined	Anatel	Guarantee insurance – Regulatory	6,780	—

		Total	591,811	411,954

(*)           See Note 11 - Property, plant and equipment.

*          *          *